UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common stock involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

RealtyMogul Apartment Growth REIT, Inc. is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “RealtyMogul Apartment Growth REIT,” the “Company,” “we,” “us” or “our” in this semiannual report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2017.

We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The current board members are Jilliene Helman, Flynann Janisse and Louis S. Weeks III. Ms. Janisse and Mr. Weeks are independent directors. We are externally managed by RM Adviser, LLC (our “Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. All shares of our common stock are distributed to the public exclusively through an online investment platform we refer to as the Realty Mogul Platform (www.realtymogul.com). The Realty Mogul Platform is operated by RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of both our Manager and our Sponsor. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

On August 23, 2017, we commenced our initial public offering of $50,000,000 in shares of common stock (the “Initial Offering”). On December 23, 2020, our follow-on offering (the “Follow-on Offering,” and together with the Initial Offering, the “Offerings”) was qualified by the Securities and Exchange Commission (the “SEC”), and we terminated our Initial Offering. We are continuing to offer in the Follow-on Offering up to $57,903,648 in shares of our common stock, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in shares of our common stock.

As of June 30, 2023, we had issued 5,855,796 shares of our common stock in the Offerings for total aggregate gross offering proceeds of approximately $61,003,000. We expect to offer shares of our common stock in the Follow-on Offering until the earlier of (i) December 23, 2023, which is three years from the qualification date of the Follow-on Offering, or (ii) the date on which the maximum offering amount has been raised, unless the Follow-on Offering is terminated by our board of directors at an earlier time.

As of June 30, 2023, our portfolio comprised approximately $190,284,000 in real estate investments at original cost that, in the opinion of our Manager, meets our investment objectives. We have made, and intend to continue to make, preferred equity and joint venture equity investments in established, well-positioned apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation.

1

Results of Operations

Our financial statements are presented for the six months ended June 30, 2023. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control to be consolidated. The financial statements contained in this report include the financial statements of the Company and its controlled joint ventures, Vinegar Hill Asset, LLC, which was acquired in 2017, Avon 46, LLC, which was acquired in 2018, NinetyNine44 Owner, LLC, which was acquired in 2020, RM Orion, LLC, Lotus Village Holdco, LLC and RM Sherwood Oaks, LLC, which were acquired in 2021, and RM Ridgeline View, LLC and RM Brookside, LLC, which were acquired in 2023.

Net Income, Operating Income and Consolidated Net Income

The six months ended June 30, 2023 and 2022 resulted in net (loss) income attributable to RealtyMogul Apartment Growth REIT, Inc. of approximately $(590,000) and $9,798,000, respectively, operating income of approximately $1,694,000 and $1,234,000, respectively, and consolidated net (loss) income of approximately $(1,754,000) and $16,020,000, respectively. The changes in net (loss) income attributable to RealtyMogul Apartment Growth REIT, Inc. and consolidated net (loss) income for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 are primarily attributable to a gain on sale of real estate investment of $17,614,000 for the six months ended June 30, 2022; there were no sales of real estate investments for the six months ended June 30, 2023.

Sources of Operating Revenue and Cash Flows

Our revenue is mainly generated from rental income, tenant fee income and tenant reimbursements.

Rental Income, Net

For the six months ended June 30, 2023 and 2022, we earned rental income, net of approximately $7,817,000 and $8,826,000, respectively. This decrease for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, was primarily due to sales of Avon Place Apartments and The Clover on Park Lane in 2022 and partially offset by the acquisitions of Ridgeline View Townhomes and Brookside Apartments in 2023 and increases in rental income in our existing portfolio.

Tenant Reimbursements and Other Revenue

For the six months ended June 30, 2023 and 2022, we earned tenant reimbursements and other revenue of approximately $798,000 and $1,216,000, respectively. This decrease for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, was primarily due to sales of Avon Place Apartments and The Clover on Park Lane in 2022 as well as one-time insurance income for Ninety-Nine44 Owner, LLC in 2022.

Expenses

For the six months ended June 30, 2023 and 2022, we incurred depreciation and amortization expenses of approximately $2,193,000 and $2,679,000, respectively. For the six months ended June 30, 2023 and 2022, we incurred general and administrative expenses of approximately $777,000 and $790,000, respectively, which includes professional fees, insurance expenses and other costs associated with running our business as well as operating expenses for our consolidated investments. For the six months ended June 30, 2023 and 2022, we incurred real estate operating expenses of approximately $4,098,000 and $4,645,000, respectively. For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $3,134,000 and $2,794,000, respectively.

2

Distributions

Our board of directors has authorized and we have paid, and we expect that our board of directors will continue to authorize and we will continue to pay, distributions quarterly in arrears. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us. Although our goal is to fund the payment of distributions solely from cash flow from operations, we have paid, and may continue to pay, distributions from other sources, including the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

Our board of directors has authorized quarterly distributions for stockholders of record as of the close of business on the last day of each quarter. Distributions made for quarterly distribution periods in 2022 and 2023 are shown in the table below:

Quarterly Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Cash Distribution Amount per Share of Common Stock($)	Annualized Yield
1/1/2022 – 3/31/2022	12/30/2021	4/15/2022	0.0013623288 (1/1 – 1/27)	4.5	%(2)
			0.0012858904 (1/28 – 1/31)
			0.0012858904 (2/1 – 3/31)
4/1/2022 – 6/30/2022	3/16/2022	7/15/2022	0.0013684932	4.5	%(3)
7/1/2022 – 9/30/2022	6/22/2022	10/15/2022	0.0013783562	4.5	%(4)
10/1/2022 – 12/31/2022	9/29/2022	1/15/2023	0.0013783562 (10/1 – 10/3)	4.5	%(5)
			0.0014005479 (10/4 – 10/31)
			0.0014005479 (11/1 – 12/31)
1/1/2023 – 3/31/2023	1/1/2023	4/15/2023	0.0014005479 (1/1 – 1/9)	4.5	%(6)
			0.0013783562 (1/10 – 1/31)
			0.0013783562 (2/1 – 3/31)
4/1/2023 – 6/30/2023	3/20/2023	7/15/2023	0.0013783562 (4/1 – 4/13)	4.5	%(7)
			0.0013697260 (4/14 – 4/30)
			0.0013697260 (5/1 – 6/30)

(1)	Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.05 per share net asset value (“NAV”) (the then-current purchase price for the period from January 1, 2022 to January 27, 2022) and calculated for the distribution period beginning January 1, 2022 and ending January 31, 2022, and assuming a $10.43 per share NAV (the then-current purchase price for the period from January 28, 2022 to March 31, 2022) and calculated for the distribution periods beginning February 1, 2022 and ending February 28, 2022 and beginning March 1, 2022 and ending March 31, 2022.
(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.10 per share NAV (the then-current purchase price for the period from April 1, 2022 to June 30, 2022) and calculated for the distribution periods beginning April 1, 2022 and ending April 30, 2022, beginning May 1, 2022 and ending May 31, 2022 and beginning June 1, 2022 and ending June 30, 2022.
(4)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $11.18 per share NAV (the then-current purchase price for the period from July 1, 2022 to September 30, 2022) and calculated for the distribution periods beginning July 1, 2022 and ending on July 31, 2022, beginning August 1, 2022 and ending on August 31, 2022 and beginning September 1, 2022 and ending on September 30, 2022.

3

(5)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $11.18 per share NAV (the then-current purchase price for the period from October 1, 2022 to October 3, 2022) and calculated for the distribution period beginning October 1, 2022 and ending on October 31, 2022, and assuming a $11.36 per share NAV (the then-current purchase price for the period from October 4, 2022 to December 31, 2022) and calculated for the distribution periods beginning November 1, 2022 and ending on November 30, 2022 and beginning December 1, 2022 and ending on December 31, 2022.

(6)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.36 per share NAV (the then-current purchase price for the period from January 1, 2023 to January 9, 2023) and calculated for the distribution period beginning January 1, 2023 and ending January 31, 2023, and assuming a $11.18 per share NAV (the then-current purchase price for the period from January 10, 2023 to March 31, 2023) and calculated for the distribution periods beginning February 1, 2023 and ending February 28, 2023 and beginning March 1, 2023 and ending March 31, 2023.

(7)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.18 per share NAV (the then-current purchase price for the period from April 1, 2023 to April 13, 2023) and calculated for the distribution period beginning April 1, 2023 and ending April 30, 2023, and assuming a $11.11 per share NAV (the then-current purchase price for the period from April 14, 2023 to June 30, 2023) and calculated for the distribution periods beginning May 1, 2023 and ending May 31, 2023 and beginning June 1, 2023 and ending June 30, 2023.

For the six months ended June 30, 2023, we paid distributions to our stockholders of approximately $1,305,000, including through the issuance of shares pursuant to our distribution reinvestment plan.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offerings, cash flow from operations and borrowings under credit facilities.

We currently obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of the Offerings and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2023, we had cash and cash equivalents of approximately $6,256,000 and approximately $16,039,000 invested in marketable securities at fair value that are available to provide capital for operations and investments. We anticipate that proceeds from the Offerings, cash flow from operations and available cash will provide sufficient liquidity to meet future funding commitments for at least one year from the date the financial statements included herewith were available to be issued.

We expect to selectively employ leverage to enhance total returns to our stockholders. We do not expect to use leverage at the portfolio level, but we have used, and may continue to use, asset-level leverage, which, in the aggregate, we do not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our total assets, capital expenditures and closing costs. As of June 30, 2023, we had outstanding borrowings of approximately $135,634,000, net of deferred financing costs and premium.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. Assuming we raise the maximum offering amount of $57,903,648 in the Follow-on Offering, our organization and offering expenses are expected to be approximately 3% of gross offering proceeds. If the Follow-on Offering is not successfully completed, we will not be obligated to pay the remaining offering and organizational costs owed to our Manager. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administration fees, fees for the services of independent directors and third-party costs associated with the aforementioned expenses.

4

The sponsors of our joint venture investments in real estate may make payments to our Sponsor or its affiliates in connection with the selection or purchase of investments. We will pay our Manager a monthly asset management fee of one-twelfth of 1.25%, which is based on total equity value, which equals (a) our then-current per share NAV, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. Any portion of the asset management fee may be deferred and paid in a subsequent period upon the mutual agreement of the Company and our Manager.

Cash Flow

The following presents our cash flows for the six months ended June 30, 2023 (in thousands):

For the six months ended June 30, 2023
Operating activities:	$321
Investing activities:	(26,595)
Financing activities:	25,507
Net decrease in cash and cash equivalents and restricted cash	(767)
Cash and cash equivalents and restricted cash, beginning of period	14,786
Cash and cash equivalents and restricted cash, end of period	$14,019

Net cash provided by operating activities was approximately $321,000 and related to net operating income on real estate investments.

Net cash used in investing activities was approximately $26,595,000 and related to the acquisition of new real estate investments, investments in existing assets, and purchases and sales of marketable securities.

Net cash provided by financing activities was approximately $25,507,000 and related to proceeds from the issuance of shares of our common stock, proceeds from the issuance of debt net of repayments of debt, capital contributions from noncontrolling interests and payment of distributions and dividends.

Market Outlook and Recent Trends

We believe that a number of factors account for the continued strength of the multifamily sector, including: (1) entry into the job market of the Millennial generation and Generation Z, who are a prime age cohort for rentals; (2) credit issues for consumers, compounded by student debt, and tightened bank requirements for home mortgages; (3) general consumer preference to remain flexible in their lifestyles, which is facilitated by rental housing; and (4) the rise in pricing of single-family homes after the COVID-19 pandemic and the rise in the cost of mortgages, both of which are making it more challenging to purchase a single-family home.

During Q2 2023, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP increased 2.4% quarter over quarter. The Federal Reserve updated its forecast for 2023 growth in the nation’s GDP from the 0.4% it projected in March 2023 to 1.0% as well as projected a 4.1% unemployment rate for 2023, down from the March 2023 estimate of 4.5%. The unemployment rate ended 2022 at 3.7%. Average hourly earnings for employees increased 5.7% year over year according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index (“CPI”) rose year over year 4.9% in April, 4.0% in May, and 3.0% in June according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 7.8% year over year. Given the economic inflation, the Federal Reserve has taken steps to cool off the economy by increasing the Federal Funds Rate, the rate at which commercial banks borrow and lend their excess reserves to each other overnight, seven times in 2022 and four times in 2023 from a target rate of 0.00% to 0.25% to the current target rate of 5.25% to 5.50%. The Federal Reserve is reducing its balance sheet through quantitative tightening, allowing bonds to mature without reinvestment of the principal. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage increased in each quarter of 2022, stabilizing in Q4 2022 before increasing again in Q2 2023; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. We believe that RealtyMogul Apartment Growth REIT is well positioned as it continues to seek a diversified portfolio of multifamily real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.

5

INVESTMENT STRATEGY

Our primary investment objectives are to realize capital appreciation in the value of our investments over the long term and to pay attractive and stable cash distributions to stockholders.

We have made, and intend to continue to make, preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. We have invested, and intend to continue to invest, in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation.

RealtyMogul Apartment Growth REIT is focused entirely on multifamily apartment communities. We have pursued this strategy because we believe multifamily assets have significant upside potential due to the nationwide housing shortage as a result of under-building, according to Fannie Mae. We also believe that there is additional upside potential as a result of the rise in pricing of single-family homes after the COVID-19 pandemic and the rise in the up-front and ongoing costs of mortgages, both of which may increase the cost of a single-family home, according to S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index and Freddie Mac. We further believe that multifamily assets provide downside protection as a result of the large numbers of tenants at each multifamily property, creating diverse income streams.

For our value-add multifamily investments, our investment strategy involves acquiring apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have a high value from an investment standpoint and also a local community standpoint by enhancing previously underserviced apartment buildings. We also believe that these properties offer downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans. Given the current macroeconomic climate, specifically with regard to rising interest rates and the cost of debt capital being more expensive, we are also targeting growth strategies such as lease-up of new development and light value-add with an organic mark to market on rents. These strategies have lighter renovation budgets for the property, but rather aim to take advantage of the strength of a particular market or submarket in which demand pressures lead to increases in rental income and fee income.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

6

Off-Balance Sheet Arrangements

As of June 30, 2023, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 9 — Related Party Arrangements” in Item 3. “Financial Statements” below.

Recent Developments

Investments

Brookside Apartments – Raleigh, North Carolina

On June 30, 2023, we acquired a $3,000,000 joint-venture limited partnership equity investment (the “Brookside Equity Investment”) in an entity that owns Brookside apartments, a 68-unit, Class B apartment community (the “Brookside Property”) in Raleigh, North Carolina, which city is located in the Raleigh-Durham, North Carolina Metropolitan Statistical Area (“MSA”). In connection with the Brookside Equity Investment, the entity entered into a seven-year loan from a lender in the amount of $6,947,000 (the “Brookside Loan”). The Brookside Loan has a fixed interest rate of 5.83% and is interest-only for two years.

The entity is managed by Brookside Investors GP, LLC, a limited liability company that represents a partnership in which RM Communities Brookside GP, LLC (“RM Communities Brookside GP”) is the majority partner. RM Communities Brookside GP is an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”). RM Communities and RM Communities Brookside GP are entitled to certain fees in connection with this transaction. RM Communities Brookside GP also serves as the sponsor of this transaction.

The following fees have been or will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; (ii) a financing fee equal to 1.0% of any amount financed in connection with any refinancing or supplemental financing for the Brookside Property; and (iii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Brookside Property. Effective Gross Income means the Brookside Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities will also be entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.

Ridgeline View Townhomes – Vancouver, Washington

On May 19, 2023, we acquired a $4,000,000 joint-venture limited partnership equity investment (the “Ridgeline Equity Investment”) in an entity that owns Ridgeline View Townhomes, a 50-unit, Class A townhome community (the “Ridgeline Property”) in Vancouver, Washington, which city is located in the Portland, Oregon MSA. In connection with the Ridgeline Equity Investment, the entity entered into a five-year loan from a bank lender in the amount of $11,765,000 (the “Ridgeline Loan”). The Ridgeline Loan has a fixed interest rate of 5.63% and is interest-only for three years.

The entity is managed by RM Communities Ridgeline View GP, LLC (“RM Communities Ridgeline View GP”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, which is in turn, a wholly-owned subsidiary of Realty Mogul, Co. RM Communities and RM Communities Ridgeline View GP are entitled to certain fees in connection with this transaction. RM Communities Ridgeline View GP also serves as the sponsor of this transaction.

7

As stated above, RM Communities is entitled to certain fees in connection with this transaction. The following fees have been or will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; (ii) a financing fee equal to 1.0% of any amount financed in connection with any refinancing or supplemental financing for the Ridgeline Property; and (iii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that has been or will be paid monthly for asset management services related to the Ridgeline Property. Effective Gross Income means the Ridgeline Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities is also entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.

Restoration on Candlewood – Oklahoma City, Oklahoma

On March 21, 2023, we acquired a $5,250,000 preferred equity investment (the “PE Investment”) in an entity that owns a 328-unit, Class B apartment community (the “Property”) in Oklahoma City, Oklahoma.

We acquired the PE Investment from Realty Mogul Commercial Capital, Co. (“RMCC”), a wholly-owned subsidiary of Realty Mogul, Co., for a total of $5,250,000, which represents the principal amount. RMCC sold the investment on the same day of the acquisition closing and therefore there was no accrued but unpaid interest as of the purchase date. The PE Investment has a 3-year term and is interest only with a fixed interest rate of 15.50% per annum. There is no current pay requirement; interest accrues on a monthly basis and is cumulative and compounding to the extent unpaid. We have capitalized a $300,000 payment reserve in order for the real estate company sponsoring the transaction to pay a 7% current interest per annum during the first year of operation as the real estate company stabilizes operations pursuant to the business plan described below. All accrued interest must be paid in full before the common equity receives a distribution. The Company’s basis on the transaction is $82,164 per unit, which is over $12,000 per unit below any of the Property’s sales comparables.

In connection with the PE Investment, RMCC received an origination fee in the amount of $157,500. In addition, RMCC is entitled to receive a servicing fee in connection with the PE Investment.

Estimated Per Share NAV as of June 30, 2023

On August 7, 2023, our board of directors approved an estimated NAV per share of our common stock of $10.47 as of June 30, 2023. This NAV per share will be effective until updated by us on or about September 30, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2023 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2023.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of our offering circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

8

Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and
●	an adjustment to reverse the effects of unrealized gains/(losses)

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

9

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2023, are as follows:

For the Six Months Ended June 30, 2023 (in thousands)
GAAP net loss attributable to RealtyMogul Apartment Growth REIT, Inc.	$(590)
Add: depreciation and amortization of properties	2,139
Adjustments for noncontrolling interests in depreciation	(1,360)
Add: amortization of lease intangibles	54
Ajustments for noncontrolling interest in amortization of lease intangibles	(26)
Add: share of depreciation of real estate held by equity method investments	—
Adjustments for unrealized gain on marketable securities	111
Adjustments for realized gain on marketable securities	—
Add: loss on extinguishment of debt	—
Adjustment for noncontrolling interest in loss on extinguishment of debt	—
Add: change in fair value of interest rate caps	347
Adjustment for noncontrolling interest in change in fair value of interest rate caps	(281)
Adjustments for gain on sale of equity method investment	(64)
Adjustments for gain on sale of real estate investment	—
Adjustments for noncontrolling interest in gain on sale of real estate investment	—
Funds from operations (“FFO”) applicable to common stock	330
Add: amortization of deferred financing costs, discount and premium	215
Adjustments for noncontrolling interest in amortization of deferred financing costs	(152)
Add: stock award compensation	50
Adjustments for equity method investments	—
Adjusted funds from operations (“AFFO”) applicable to common stock	$443

Item 2. Other Information

None.

10

Item 3. Financial Statements

RealtyMogul Apartment Growth REIT, Inc.

F-1

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Balance Sheets

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2023	As of December 31, 2022
ASSETS
Real estate investments, at cost
Land	$38,919	$35,479
Buildings and improvements	151,365	126,588
Total real estate investments, at cost	190,284	162,067
Less accumulated depreciation	(10,766)	(8,627)
Real estate investments, net	179,518	153,440
Real estate debt investments, net	5,250	-
Marketable securities, at fair value	16,039	23,210
Cash and cash equivalents	6,256	10,069
Escrows and deposits	7,763	4,717
Rent receivable, net	706	293
Intangible lease assets, net	236	-
Stock subscription receivable	60	131
Deferred offering costs, net	63	176
Prepaid expenses	473	592
Interest receivable	233	-
Interest rate caps, at fair value	1,157	1,532
Other receivable	741	587
Total Assets	$218,495	$194,747

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net of $1,008 and $928 of deferred financing costs, and $849 and $908 premium, respectively	$135,634	$116,245
Accounts payable and accrued expenses	2,849	3,028
Settling subscription payable	590	482
Dividends payable	666	651
Other liabilities	970	851
Asset management fee payable	85	81
Total Liabilities	140,794	121,338

Equity:
Common stock, $0.01 par value; 9,000,000 shares authorized; 5,289,541 and 5,062,539 shares issued and outstanding, as of June 30, 2023 and December 31, 2022, respectively	53	51
Additional paid-in capital	42,056	40,905
Retained earnings	4,302	4,892
Total RealtyMogul Apartment Growth REIT, Inc. equity	46,411	45,848
Noncontrolling interests in consolidated joint ventures	31,290	27,561
Total Equity	77,701	73,409

Total Liabilities and Equity	$218,495	$194,747

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Operations

For the Six Months ended June 30, 2023 (unaudited) and June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Revenues
Rental income, net	$7,817	$8,826
Tenant reimbursements and other revenue	798	1,216
Equity in losses of equity method investees	-	(309)
Equity in earnings of equity method investee	-	42
Interest income	391	-
Preferred return income	233	-
Total revenues	9,239	9,775

Operating expenses
Depreciation and amortization	2,193	2,679
General and administrative expenses	777	790
Real estate operating expenses	4,098	4,645
Servicing fee	7	-
Asset management fees	470	427
Total operating expenses	7,545	8,541
Operating income	1,694	1,234
Other (income) and expenses
Interest expense	3,134	2,794
Loss on extinguishment of debt	-	519
Change in fair value of interest rate caps	288	(673)
Other income	(21)	(49)
Unrealized loss on marketable securities	111	237
Gain on sale equity method investee	(64)	-
Gain on sale of real estate investment	-	(17,614)
Consolidated net (loss) income	(1,754)	16,020
Net (loss) income attributable to noncontrolling interests	(1,164)	6,222
Net (loss) income attributable to RealtyMogul Apartment Growth REIT, Inc.	$(590)	$9,798

Net (loss) income per basic and diluted common share	$(0.11)	$2.31

Weighted average shares of common stock outstanding	5,253,911	4,246,088

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Equity

For the Six Months ended June 30, 2023 (unaudited) and June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-in	(Accumulated Deficit) Retained	Total RealtyMogul Apartment Growth REIT, Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Earnings	Equity	Ventures	Equity
Balance as of December 31, 2021	3,712,643	$37	$28,939	$(5,185)	$23,791	$31,171	$54,962
Proceeds from issuance of common stock, net of syndication costs	939,251	9	9,986	-	9,995	-	9,995
Stock award	4,500	-	47	-	47	-	47
Amortization of deferred offering costs	-	-	(305)	-	(305)	-	(305)
Dividends declared on common stock	-	-	(1,033)	-	(1,033)	-	(1,033)
Repurchase of common stock	(59,546)	-	(660)	-	(660)	-	(660)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	-	-
Distributions to noncontrolling interests	-	-	-	-	-	(9,854)	(9,854)
Net income	-	-	-	9,798	9,798	6,222	16,020
Balance as of June 30, 2022	4,596,848	$46	$36,974	$4,613	$41,633	$27,539	$69,172

	Common Stock		Additional Paid-in	Retained	Total RealtyMogul Apartment Growth REIT, Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Earnings	Equity	Ventures	Equity
Balance as of December 31, 2022	5,062,539	$51	$40,905	$4,892	$45,848	$27,561	$73,409
Proceeds from issuance of common stock, net of syndication costs	335,651	3	3,743	-	3,746	-	3,746
Stock award	4,500	-	50	-	50	-	50
Amortization of deferred offering costs	-	-	(114)	-	(114)	-	(114)
Dividends declared on common stock	-	-	(1,305)	-	(1,305)	-	(1,305)
Repurchase of common stock	(113,149)	(1)	(1,223)	-	(1,224)	-	(1,224)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	5,235	5,235
Distributions to noncontrolling interests	-	-	-	-	-	(342)	(342)
Net loss	-	-	-	(590)	(590)	(1,164)	(1,754)
Balance as of June 30, 2023	5,289,541	$53	$42,056	$4,302	$46,411	$31,290	$77,701

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2023 (unaudited) and June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
OPERATING ACTIVITIES:
Consolidated net (loss) income	$(1,754)	$16,020
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation	2,139	2,297
Equity in losses of equity method investees	-	309
Unrealized loss on marketable securities	111	237
Gain on sale of real estate investment	-	(17,614)
Gain on sale of equity method investment	(64)	-
Equity in earnings of equity method investees	-	(42)
Stock award compensation	50	47
Amortization of intangibles relating to leases	54	382
Amortization of deferred financing costs, interest rate cap costs and premium	215	257
Amortization of marketable securities discount	(39)	-
Loss on debt extinguishment	-	519
Change in fair value of interest rate caps	347	-
Changes in assets and liabilities:
Net change in rent receivable	(413)	(451)
Net change in interest receivable	(233)	-
Net change in other receivable	(154)	(318)
Net change in other assets	-	(673)
Net change in prepaid expenses	119	417
Net change in accounts payable and accrued expenses	(180)	(979)
Net change in asset management fees payable	4	33
Net change in other liabilities	119	(93)
Net cash provided by operating activities	321	348
INVESTING ACTIVITIES:
Purchase of real estate	(28,075)	-
Purchase of debt investment	(5,250)	-
Improvements to real estate	(432)	(1,498)
Investment in equity method investee	-	(306)
Return of investment in equity method investee	-	42
Purchase of marketable securities	(31,665)	-
Proceeds from sales of real estate investment	-	37,525
Proceeds from sales of marketable securities	38,763	-
Proceeds from equity method investment	64	-
Net cash (used in) provided by investing activities	(26,595)	35,763
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	2,960	7,827
Repurchase of common stock	(1,115)	(867)
Proceeds from the issuance of debt	19,729	289
Deferred offering costs paid	-	(404)
Repayment of debt	(202)	(21,918)
Payment of finance costs	(325)	-
Debt extinguishment costs	-	(269)
Payment of cash dividends	(433)	(1,430)
Capital contributions from noncontrolling interests, net of syndication costs	5,235	-
Distributions to noncontrolling interests	(342)	(9,854)
Net cash provided by (used in) financing activities	25,507	(26,626)

Net (decrease) increase in cash and cash equivalents and restricted cash	(767)	9,485
Cash and cash equivalents and restricted cash, beginning of period	14,786	20,040
Cash and cash equivalents and restricted cash, end of period	$14,019	$29,525

Cash paid for interest	$2,721	$2,604

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES;
Change in deferred offering costs payable	$-	$6
Change in dividends declared but not paid	$15	$(2,889)
Distributions reinvested	$857	$2,492
Change in stock subscription receivable	$71	$324
Change in settling subscriptions payable	$108	$(207)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 - Formation and Organization

RealtyMogul Apartment Growth REIT, Inc. (the “Company”) was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The Company was formed under the name MogulREIT II, Inc. and, effective October 15, 2021, changed its name to RealtyMogul Apartment Growth REIT, Inc. The use of the terms “RealtyMogul Apartment Growth REIT,” the “Company,” “we,” “us,” or “our” in this semiannual report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. (“RM”). Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”). Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to multifamily real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic multifamily real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 23, 2017, we commenced our initial public offering (the “Initial Offering”) of up to $50,000 in shares of common stock, including shares sold pursuant to our distribution reinvestment plan. On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering” and, together with the Initial Offering, the “Offerings”) and terminated the Initial Offering. We are continuing to offer in the Follow-on Offering up to $57,904 in shares of our common stock, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000 in shares of our common stock. As of June 30, 2023, we had issued 5,855,796 shares of our common stock in the Offerings for gross offering proceeds of approximately $61,003.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Vinegar Hill Asset, LLC, which was acquired during 2017; Avon 46, LLC, which was acquired during 2018; NinetyNine44 Owner, LLC, which was acquired during 2020; RM Orion, LLC, Lotus Village Holdco, LLC and RM Sherwood Oaks, LLC, which were acquired during 2021; and RM Ridgeline View, LLC and RM Brookside, LLC, which were acquired during 2023.

F-6

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair interim presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year and certain disclosures may be condensed for interim reporting. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2022, which was filed with the SEC on May 1, 2023.

Earnings per share

Basic earnings per share is calculated on the basis of weighted-average number of shares of common stock outstanding during the period. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and 2022.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2023, the Company’s investments in real estate operate in Texas, New York, Michigan, Florida, Oklahoma, Washington and North Carolina. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing in those geographical areas.

For the six months ended June 30, 2023, the Company’s annualized rental income in real estate equity investments by state is approximately 42%, 19%, 19%, 13%, 5% and 2% for Texas, Michigan, Florida, New York North Carolina and Washington, respectively.

F-7

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Follow-on Offering is not successfully completed.

As of June 30, 2023 and December 31, 2022, the Manager has incurred offering costs of $1,893 and $1,893, respectively, on behalf of the Company. As of June 30, 2023 and December 31, 2022, $1,830 and $1,717 of offering costs, respectively, had been amortized and were included in the consolidated statements of equity.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

F-8

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

As of both June 30, 2023 and December 31, 2022, the Company held an investment in one entity which was evaluated under the VIE model and was not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. This investment is carried on the consolidated financial statements using the equity method.

As of June 30, 2023 and December 31, 2022, the Company held investments in seven and five entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participating rights.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes beginning with the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2023 and December 31, 2022.

F-9

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

For the six months ended June 30, 2023 and the year ended December 31, 2022, $1,305 and $2,281, respectively, in distributions have been declared to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. We will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions.

Tax periods from 2020 to 2023 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stock Subscription Receivable

Stock subscription receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2023 and December 31, 2022, there was $60 and $131, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2023 and December 31, 2022, respectively. Stock subscription receivable is carried at cost which approximates fair value.

Settling Subscription Payable

Share repurchases initiated in June 30, 2023 and December 2022 were settled in August 2023 and February 2023, respectively. The liabilities were reversed subsequent to June 30, 2023 and December 31, 2022 when the share repurchases settled in August 2023 and February 2023, respectively.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 in 2019 did not materially change our revenue recognition patterns.

F-10

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 805”), which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. For the six months ended June 30, 2023 and 2022, we recorded a loss of $0 and $309, respectively, related to investments in equity method investees.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended. The Company has elected to classify distributions from equity method investees under the cumulative-earnings approach. For the six months ended June 30, 2023 and 2022, the Company recorded a gain from equity method investee of $0 and $42, respectively, related to a distribution that would have reduced the carrying value of the investment below zero.

F-11

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The Company evaluates its investments in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company recognizes an impairment charge to reduce the carrying value of its investment to fair value. As of both June 30, 2023 and December 31, 2022, the Company determined that there was no impairment of its investments in equity method investees.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

As of both June 30, 2023 and December 31, 2022, the Company determined that there was no impairment of long-lived assets.

Real Estate Held for Sale

The Company classifies real estate investment as being held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale is highly probable to occur within one year, and it is unlikely that significant changes to the plan will be made. When a real estate investment is classified as held for sale, depreciation of the asset is discontinued and the asset is carried at the lower of its carrying amount or the fair value less costs to sell. As of June 30, 2023, no real estate investments were classified as held for sale. As of June 30, 2022, the Company determined that the Avon Place Apartments, a Class B, garden-style apartment community in Avon, Connecticut (the “Avon Property”), should be classified as held for sale at its carrying value in the amount of $22,312. The related mortgage net of debt issuance costs of $22,028 was also classified as held for sale as of June 30, 2022. The Avon Property was sold on September 30, 2022 and proceeds from sale were $32,663 resulting in a gain in the amount of $10,351.

F-12

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Restricted Cash and Escrows

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which clarifies the presentation requirements of restricted cash within the statement of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. Restricted cash consists of cash escrowed under the operating agreements and mortgage agreements for debt service, real estate taxes, property insurance, and capital improvements and other restricted deposits.

The adoption of this standard results in amounts detailed below that are reported as escrows and deposits on the consolidated balance sheets to be included in cash and cash equivalents on the consolidated statements of cash flows.

The following are the amounts reported on the consolidated balance sheets that are included in cash and cash equivalents on the consolidated statements of cash flows:

	June 30, 2023	December 31, 2022

Cash and cash equivalents	$6,256	$10,069

Escrows and deposits	7,763	4,717

Total cash and cash equivalents	$14,019	$14,786

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2023 and December 31, 2022, there was $246 and $682, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Depreciation

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life ranging from 30 to 49 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 to 15 years, and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $2,139 and $2,297 for the six months ended June 30, 2023 and 2022, respectively.

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2023 and 2022 were $114 and $87, respectively.

F-13

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Deferred Financing Costs and Mortgage Premium

Mortgage costs and premium are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805. At June 30, 2023, deferred financing costs amounted to $1,008, net of accumulated amortization of $966. At December 31, 2022, deferred financing costs amounted to $928, net of accumulated amortization of $721. At June 30, 2023, mortgage premium amounted to $849, net of accumulated amortization of $264. At December 31, 2022, mortgage premium amounted to $908, net of accumulated amortization of $205. The Company presents unamortized deferred financing costs and mortgage premium as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and are not used for trading purposes. The Company has determined that the total fair value of the interest rate caps at June 30, 2023 and December 31, 2022 were $1,247 and $1,593, respectively, related to the Company’s joint ventures formed to acquire, renovate, own and operate a 222-unit, Class A apartment community in Austin, Texas (“Lotus Village”) and a 199-unit, Class B apartment community in Riverview, Florida (“Sherwood Oaks”), respectively. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curve commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments was not significant to the overall valuation of the interest rate caps as of June 30, 2023 or 2022. As a result, the fair value of the interest rate caps was considered to be based primarily using Level 2 inputs.

F-14

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”), provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

New accounting pronouncements

The Company adopted Accounting Standards Update 2016-02 (as amended), Leases (Topic 842), on January 1, 2022 (the “Adoption Date”). Additionally, the Company elected and applied the following practical expedients on the Adoption Date:

●	The package of practical expedients permitting the Company to not reassess (i) the lease classification of existing leases; (ii) whether existing and expired contracts are or contain leases; and (iii) initial direct costs for existing leases.

Leases with commercial and residential tenants not classified as sales-type or direct financing leases are classified as operating leases. The Company accounted for its existing leases with commercial and residential tenants as operating leases. As lessor in commercial and residential lease arrangements, there were no accounting adjustments required.

There was no cumulative effect adjustment to retained earnings required upon adoption of the new standard.

Note 3 – Real Estate Debt Investments

We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2023. We have invested in one debt-like investment.

The following table presents the Company’s investment in real estate debt related assets as of June 30, 2023:

As of June 30, 2023:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$5,250	$5,250	15.50%	100.00%
Balance as of June 30, 2023	1	$5,250	$5,250	15.50%	100.00%

The following table describes our debt related investment activities for the six months ended June 30, 2023:

Investment in Debt:	Amount
Balance at beginning of period	$-
Investment	5,250
Balance as of June 30, 2023	$5,250

F-15

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing”. As of June 30, 2023, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate as of June 30, 2023:

					Accumulated Amortization
		Building and	Accumulated	Intangible Lease	Intangible Lease
Description of Property	Land	Improvements	Depreciation	Asset	Asset	Total
Brookside Apartments	$2,071	$7,564	$-	$127	$-	$9,762
Raleigh, NC
Ridgeline View Townhomes	1,369	16,780	(31)	163	(54)	18,227
Vancouver, WA
Sherwood Oaks	6,307	29,477	(1,587)	509	(509)	34,197
Riverview, FL
Lotus Village	6,172	33,293	(1,841)	538	(538)	37,624
Austin, TX
The Orion	7,545	23,879	(2,016)	374	(374)	29,408
Orion Township, MI
NinetyNine 44 Walnut	5,790	21,072	(2,314)	555	(555)	24,548
Dallas, TX
Brooklyn Vinegar Hill	9,665	19,300	(2,977)	189	(189)	25,988
Brooklyn, NY
Total	$38,919	$151,365	$(10,766)	$2,455	$(2,219)	$179,754

F-16

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

As of June 30, 2023 and December 31, 2022, the amortization period for the intangible lease assets ranges from three to four months.

At June 30, 2023 and December 31, 2022, accumulated amortization of intangible lease assets was $2,220 and $2,165, respectively. For the six months ended June 30, 2023 and 2022, the Company recognized amortization expense of $54 and $382, respectively. The unamortized balance of intangible lease assets at June 30, 2023 and December 31, 2022, respectively, was $236 and $0.

On September 30, 2022, the Company sold the Avon Property which was reported as real estate held for sale as of June 30, 2022 at its carrying value in the amount of $22,312. For the year ended December 31, 2022, the Company recognized proceeds of $32,663 and a gain of $10,351 on the sale of investment in real estate, reported in the consolidated statements of operations.

On January 7, 2022, the Company sold The Clover on Park Lane, a 343-unit multifamily apartment community in Dallas, Texas (the “Clover Property”), which was reported as real estate held for sale as of December 31, 2021 at its carrying value in the amount of $19,911. For the year ended December 31, 2022, the Company recognized proceeds of $37,525 and a gain of $17,614 on the sale of investment in real estate, reported in the consolidated statements of operations.

Minimum Future Rents

The rental properties owned at June 30, 2023 and December 31, 2022 are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 5 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees as of June 30, 2023 and December 31, 2022:

Investments in Equity Method Investees:	As of June 30, 2023	As of December 31, 2022
Beginning balance	$-	$428
Contributions in equity method investees	-	306
Distributions received	-	(65)
Equity in earnings of equity method investees	-	65
Equity in losses of equity method investees	-	(415)
Proceeds from equity method investment	(64)	(1,992)
Gain on sale of equity method investment	64	1,673
Ending balance	$-	$-

F-17

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

As of June 30, 2023, the Company’s investments in entities that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC, for the acquisition and renovation of two garden-style apartment communities in Plano, Texas.

2)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Villas del Mar Partners 29, LLC, for the acquisition of an apartment complex in Fort Worth, Texas. Villas del Mar Partners 29, LLC was sold during 2022.

Note 6 – Marketable Securities

As of June 30, 2023, the Company held one investment in an exchange traded fund and three investments in United States treasury bills (“U.S. T-bills”) with a total cost of $16,220. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in marketable securities	$1,416	$1,416	$-	$-
Investment in U.S. T-bills (3 months or less)	14,623	14,623	-	-
Investment in marketable securities	$16,039	$16,039	$-	$-

As of December 31, 2022, the Company held one investment in an exchange traded fund and two investments in U.S. T-bills with a total cost of $23,279. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$1,425	$1,425	$-	$-
Investment in U.S. T-bills (3 months or less)	21,785	21,785	-	-
Investment in marketable securities	$23,210	$23,210	$-	$-

F-18

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The unrealized loss on investment in marketable securities included in the consolidated statements of operations attributable to Level 1 measurements was $111 and $237 for the six months ended June 30, 2023 and 2022, respectively.

As of June 30, 2023, four U.S. T-bills matured and the Company received total proceeds of $39,083, of which $320 is recognized as interest income, reported in the consolidated statements of operations.

On November 18, 2022, the Company purchased one investment in a U.S. T-bill at a cost of $1,620 and sold it on December 20, 2022 for $1,625. For the year ended December 31, 2022, the Company reported $5 of realized gain on sale of marketable securities, reported in the consolidated statements of operations.

Note 7 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheets:

June 30, 2023
Mortgages payable, gross	$135,793
Unamortized premium	849
Unamortized deferred financing costs	(1,008)
Mortgages payable, net	$135,634

December 31, 2022
Mortgages payable, gross	$116,265
Unamortized premium	908
Unamortized deferred financing costs	(928)
Mortgages payable, net	$116,245

Scheduled principal repayments during the next five years and thereafter as of June 30, 2023 are as follows:

Year Ending December 31,	June 30, 2023
For the remaining six months ending December 31, 2023	$270
2024	58,806
2025	19,189
2026	878
2027	994
Thereafter	55,656
Total	$135,793

F-19

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The details of the Mortgages payable are as follows:

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest type	Interest Rate as of June 30, 2023	Amortization Start Date	Principal Balance as of June 30, 2023
Brookside Apartments	$6,947	6/30/2023	7/1/2030	Fixed	5.83%	8/1/2025	$6,947
Raleigh, NC
Ridgeline View Townhomes	11,765	5/19/2023	6/1/2028	Fixed	5.63%	7/1/2026	11,765
Vancouver, WA
Brooklyn Vinegar Hill	19,557	9/30/2020	9/1/2025	Fixed	3.13%	4/1/2022	19,090
Brooklyn, NY
NinetyNine 44 Walnut	19,500	9/9/2020	10/1/2030	Fixed	3.18%	11/1/2023	19,500
Dallas, TX
The Orion	20,541	9/28/2018	10/1/2030	Fixed	4.92%	11/1/2024	20,541
Orion Township, MI
Lotus Village (1)	29,600	6/25/2021	7/9/2023	LIBOR + 310 BPS(2)	8.35%	-	30,200
Austin, TX
Sherwood Oaks (1)	26,733	11/30/2021	12/1/2024	LIBOR + 325 BPS(3)	8.42%	-	27,750
Riverview, FL
Total	$134,643	-	-	-	-	-	$135,793

(1)	Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of June 30, 2023 reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts.
(2)	Interest on this mortgage payable transitioned away from LIBOR effective July 9, 2023 to the 1-Month Term SOFR rate.
(3)	Interest on this mortgage payable transitioned away from LIBOR effective July 1, 2023 to the 1-Month USD-SOFR CME Term rate.

F-20

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest type	Interest Rate as of December 31, 2022	Amortization Start Date	Principal Balance as of December 31, 2022
Brooklyn Vinegar Hill	$19,557	9/30/2020	9/1/2025	Fixed	3.13%	4/1/2022	$19,291
Brooklyn, NY
NinetyNine 44 Walnut	19,500	9/9/2020	10/1/2030	Fixed	3.18%	11/1/2023	19,500
Dallas, TX
The Orion	20,541	9/28/2018	10/1/2030	Fixed	4.92%	11/1/2024	20,541
Orion Township, MI
Lotus Village(1)	29,600	6/25/2021	7/9/2023	LIBOR + 310 BPS(2)	7.48%	-	30,200
Austin, TX
Sherwood Oaks(1)	26,733	11/30/2021	12/1/2024	LIBOR + 325 BPS(3)	7.37%	-	26,733
Riverview, FL
Total	$115,931	-	-	-	-	-	$116,265

(1)	Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of December 31, 2022 reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts.
(2)	Interest on this mortgage payable transitioned away from LIBOR effective July 9, 2023 to the 1-Month Term SOFR rate.
(3)	Interest on this mortgage payable transitioned away from LIBOR effective July 1, 2023 to the 1-Month USD-SOFR CME Term rate.

Note 8 – Business Combinations and Asset Acquisitions

RM Brookside, LLC

On June 30, 2023, the Company acquired a 65.9% controlling equity interest in RM Brookside, LLC (“Brookside Apartments”). Brookside Apartments is a joint venture formed to acquire, renovate, own and operate a 68-unit, Class B apartment community in Raleigh, North Carolina.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Brookside Apartments is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Brookside Apartments and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

F-21

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

June 30, 2023
Consideration:
Cash (including transaction costs of $362, debt proceeds of $6,947 and cash from noncontrolling interests of $1,550)	$9,789
Fair value of total consideration transferred	$9,789

Recognized amounts of identifiable assets acquired and liabilities assumed:
Land	$2,071
Buildings, site improvements, and furniture and equipment	7,564
Intangible lease asset	127
Other current liabilities	(83)
Total identifiable net assets	9,679
Deferred financing costs	110
$9,789

RM Ridgeline View, LLC

On May 19, 2023, the Company acquired a 52.0% controlling equity interest in RM Ridgeline View, LLC (“Ridgeline View Townhomes”). Ridgeline View Townhomes is a joint venture formed to acquire, renovate, own and operate a 50-unit, Class A townhome community in Vancouver, Washington.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Ridgeline View Townhomes is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Ridgeline View Townhomes and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

May 19, 2023
Consideration:
Cash (including transaction costs of $512, debt proceeds of $11,765 and cash from noncontrolling interests of $3,685)	$18,389
Fair value of total consideration transferred	$18,389

Recognized amounts of identifiable assets acquired and liabilities assumed:
Land	$1,369
Buildings, site improvements, and furniture and equipment	16,780
Intangible lease asset	163
Other current liabilities	(138)
Total identifiable net assets	18,174
Deferred financing costs	215
$18,389

F-22

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 9 – Related Party Arrangements

From time to time, a special purpose entity in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity assets. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. Such fees include the following:

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promote Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (6% or higher) cumulative, non-compounded preferred return.

●	Construction Management/Capital Expenditure Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

From time to time, when one of the affiliates of our Manager, including Realty Mogul Commercial Capital, Co. (“RMCC”), originates a preferred equity investment that is sold to us, the sponsor of the transaction may pay fees to RMCC. The following are the fees paid by the sponsor of a preferred equity investment to affiliates of our Manager relating to the origination, investment and management of our preferred equity assets. The fees are paid to RMCC by the sponsor and not by us. We will not be entitled to this fee. The actual amount of origination fees, extension fees and exit fees that will be paid are dependent upon the total transaction amount funded. We cannot determine these amounts at the present time.

F-23

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is entitled to receive a promote in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. During the six months ended June 30, 2023 and the year ended December 31, 2022, the Manager received a promote of $0 and $160 resulting from the sale of Terrace Hill Apartments, a Class B multifamily apartment complex in El Paso, Texas.

For the year ended December 31, 2022, a disposition fee in the amount of $385 and $338, respectively, was paid to the Manager in connection with the sale of the Clover Property and the Avon Property.

For the year ended December 31, 2022, a disposition fee in the amount of $212 was paid to the Manager in January 2023 in connection with the sale of Villas del Mar Partners 29, LLC.

F-24

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offerings. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

As of June 30, 2023 and December 31, 2022, the Company owed its Manager $0 and $0, respectively, in deferred offering costs. As of June 30, 2023 and December 31, 2022, $1,830 and $1,717, respectively, of offering costs were amortized against equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings.

The Company paid the Manager a monthly asset management fee based on the total equity value, which equals (a) our then-current net asset value per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During the six months ended June 30, 2023 and 2022, $365 and $290, respectively, of asset management fees were charged by our Manager. As of June 30, 2023 and December 31, 2022, $85 and $81, respectively, of asset management fees remained payable.

Realty Mogul Commercial Capital, Co.

The Company pays Realty Mogul Commercial Capital, Co. (an “RM Originator”) a servicing fee of 0.5% of the principal balance plus accrued interest of each preferred equity investment and any applicable additional amounts associated with such investment for the servicing and administration of certain investments held by us. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the preferred equity investments held by us, and pays for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion. During the six months ended June 30, 2023 and 2022, $7 and $0, respectively, was charged by the RM Originator. As of June 30, 2023 and December 31, 2022, $7 and $0, respectively, remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company also pays RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.0% of the original principal balance of a non-performing preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2023 and 2022, there were no special servicing fees paid to the RM Originator.

The Company pays RM Originator an origination fee of up to 3% of the financing amount in connection with the origination of preferred equity investments. As of June 30, 2023, an origination fee in the amount of $158 was paid to RM Originator in connection with the acquisition of a $5,250 preferred equity investment in an entity that owns a 328-unit, Class B apartment community in Oklahoma City, Oklahoma (“Restoration of Candlewood”).

F-25

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

RM Communities, LLC

RM Communities, LLC is a subsidiary of Realty Mogul, Co. As of June 30, 2023 and 2022, an acquisition fee in the amount of $550 and $0, was paid to RM Communities, LLC in connection with the acquisition of Ridgeline View Townhomes and Brookside Apartments.

For the six months ended June 30, 2023 and 2022, $19 and $23, respectively, was paid to RM Communities, LLC for property-level asset management services related to the Company’s joint venture formed to acquire, renovate, own and operate a 200-unit, Class B+ apartment community in Orion Township, Michigan (“The Orion”). For the six months ended June 30, 2023 and 2022, $20 and $27, respectively, was paid to RM Communities, LLC for property-level asset management services related to Sherwood Oaks.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from RMCC, an affiliate of Realty Mogul, Co., on commercially reasonable terms. Our charter authorizes us to enter into related party loans. Related party loans would require prior approval from our board of directors. However, neither RMCC nor any of its affiliates are obligated to make a related party loan to the Company at any time.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24% noncontrolling interest in Vinegar Hill Asset, LLC (“Vinegar Hill”). The entity’s equity investment in Vinegar Hill was $2,070 as of June 30, 2023 and December 31, 2022.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 27% noncontrolling interest in Travertine North Park Investors, LLC (“Travertine”). The entity’s equity investment in Travertine was $1,670 as of December 31, 2021. Travertine was sold during 2022.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 41% noncontrolling interest in the Avon Property. The entity’s equity investment in the Avon Property was $3,500 as of December 31, 2021. The Avon Property was sold during 2022. During the year ended December 31, 2022, an affiliate of Realty Mogul, Co. received a promote of $388 resulting from the sale of the Avon Property.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 50% interest in Villas del Mar Partners 29, LLC. The entity’s equity investment in Villas del Mar Partners 29, LLC was $1,860 as of December 31, 2021.Villas del Mar Partners 29, LLC was sold during 2022.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 54% interest in Plano CRP Portfolio, LLC. The entity’s equity investment in Plano CRP Portfolio, LLC was $1,750 as of June 30, 2023 and December 31, 2022.

F-26

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 42% interest in The Orion. The individual investors’ equity investment in The Orion was $4,345 as of June 30, 2023 and December 31, 2022.

In 2021, a group of individual retail investors managed by an affiliate of Realty Mogul, Co. acquired an approximate 40% interest in Lotus Village. The individual investors’ equity investment in Lotus Village was $4,535 as of June 30, 2023 and December 31, 2022.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 38% interest in Sherwood Oaks. The individual investors’ equity investment in Sherwood Oaks was approximately $4,150 as of June 30, 2023 and December 31, 2022.

In 2023, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 48% interest in Ridgeline View Townhomes. The individual investors’ equity investment in Ridgeline View Townhomes was approximately $3,685 as of June 30, 2023.

In 2023, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 34% interest in Brookside Apartments. The individual investors’ equity investment in Brookside Apartments was approximately $1,550 as of June 30, 2023.

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and held 12,018 and 12,018 shares, respectively, of our common stock as of June 30, 2023 and December 31, 2022.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2023 and 2022, the Company incurred an aggregate of $117 and $364, respectively, to its joint venture partners and affiliates of its joint venture partners of its consolidated joint ventures for management, acquisition and guaranty fees, of which $117 and $364, respectively, are included in real estate expenses on the consolidated statements of operations, and $0 and $0, respectively, are included in the consolidated balance sheets. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including RM Adviser, LLC, RM Communities, LLC, RM Sponsor, LLC, RMCC, and others.

For the six months ended June 30, 2023 and 2022, the equity method investments incurred an aggregate of $83 and $83, respectively, to its affiliates for management fees and acquisition fees, of which $83 and $83, respectively, are included in the statements of operations of the equity method investments and $0 and $0, respectively, are capitalized on the balance sheet of the equity method investments as of the six months ended June 30, 2023 and 2022. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including RM Adviser, LLC, RM Communities, LLC, RM Sponsor, LLC, RMCC, and others.

F-27

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Executive Officers of our Manager

As of the date of the filing of this Semiannual Report, the executive officers of our Manager and their positions are as follows:

Name	Age	Position
Jilliene Helman	36	Chief Executive Officer
Eric Levy	36	Vice President, Portfolio Manager
Tara Horne	38	Chief Compliance Officer
Kevin Moclair	50	Chief Accounting Officer and Treasurer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016 and served as its Chief Financial Officer from October 2018 to February 2022. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Vice President, Portfolio Manager of our Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Tara Horne has served as Chief Compliance Officer of our Manager since June 2023.

Kevin Moclair has served as Chief Accounting Officer and Treasurer of our Manager since February 2022.

Note 10 – Stock Award

We pay to each of our directors and to the Chief Executive Officer and Vice President, Portfolio Manager of our Manager a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. For the six months ended June 30, 2023, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and an aggregate of 2,500 shares to our independent directors. For the year ended December 31, 2022, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and an aggregate of 2,500 shares to our independent directors. Compensation expense in the amount of $50 and $47, respectively, was recorded in 2023 and 2022, based on the then in-effect offering price of $11.18 and $10.43 per share, respectively.

Note 11 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-28

RealtyMogul Apartment Growth REIT, Inc.

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 12 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2023, we are not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 13 – Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2023, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure, other than those set forth below.

Offering Proceeds

From July 1, 2023 through September 27, 2023, the Company raised gross offering proceeds of approximately $975 which includes amounts sold pursuant to our distribution reinvestment plan.

Distributions Declared and Paid

From July 1, 2023 through September 27, 2023, the Company paid distributions of approximately $660.

Lotus Village Holdco, LLC

The mortgage loan payable by Lotus Village Holdco, LLC was originated on June 25, 2021 by Loancore Capital Credit REIT, LLC in the amount of $30,200, with an initial funding of $29,600 and future funding of $600. The outstanding balance as of June 30, 2023 was $30,200. The mortgage loan originally had a maturity date of July 9, 2023.

On July 7, 2023, the mortgage loan was extended and now has a maturity date of July 9, 2024. Concurrent with such extension, the Company entered into an interest rate hedge contract related to this mortgage loan to manage the floating rate interest risk for this investment.

Estimated Per Share NAV as of June 30, 2023

On August 7, 2023, our board of directors approved an estimated NAV per share of our common stock of $10.47 as of June 30, 2023. This NAV per share will be effective until updated by us on or about September 30, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

F-29

Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)
2.2	Articles of Amendment to the Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
2.3	Amended and Restated Bylaws of RealtyMogul Apartment Growth REIT, Inc. (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
2.4	Amendment No. 1 to the Amended and Restated Bylaws of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on August 31, 2018)
6.1	Form of Management Agreement between RealtyMogul Apartment Growth REIT, Inc. and RM Adviser, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.2	Amendment to Management Agreement between RealtyMogul Apartment Growth REIT, Inc. and RM Adviser, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on December 20, 2019)
6.3	Form of Agreement of Limited Partnership of RealtyMogul Apartment Growth REIT Operating Partnership, L.P. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.4	Amendment to Agreement of Limited Partnership of RealtyMogul Apartment Growth REIT Operating Partnership, LP (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
6.5	Form of License Agreement between RealtyMogul Apartment Growth REIT, Inc. and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.6	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
10.1	Power of Attorney of Flynann Janisse and Louis S. Weeks (incorporated by reference to the signature page of the Company’s Offering Statement on Form 1-A POS (File No. 024-10713), filed on August 31, 2018)

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Apartment Growth REIT, Inc.

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer and Treasurer
Date:	September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed by the following person on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer, President and Director	September 28, 2023
Jilliene Helman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer and Treasurer (Principal Financial Officer and	September 28, 2023
Kevin Moclair	Principal Accounting Officer)

12